July 9, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F St NE

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Timothy S. Levenberg

Re:	Torchlight Energy Resources, Inc.

Registration Statement on Form S-3

Filed May 28, 2021

File No. 333-256636

Ladies and Gentlemen:

Please be advised that Torchlight Energy Resources, Inc. has changed its name to Meta Materials Inc. (the “Company”) and is now represented by Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”). Contact information for the Company’s counsel at WSGR is below. In the future, please contact Mr. Hornish regarding the above Registration Statement.

Wilson Sonsini Goodrich & Rosati

Attention: Thomas E. Hornish

12235 El Camino Real | San Diego, CA 92130

(primary) cell: 858-209-1020

direct: 858-350-2392

Sincerely,

K&L Gates LLP

/s/Michael A. Hedge
Michael A. Hedge

K&L GATES LLP

1 PARK PLAZA    TWELFTH FLOOR    IRVINE    CA 92614

T +1 949 253 0900 F +1 949 253 0902 klgates.com